
December 28, 2021

Calvin Cooper
Chief Executive Officer
Rhove Real Estate 1, LLC
629 N. High Street, 6th Floor
Columbus, Ohio 43215

> **Re: Rhove Real Estate 1, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed December 1, 2021**
> **File No. 024-11645**

Dear Mr. Cooper:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2021 letter.

Amended Offering Statement on Form 1-A filed December 1, 2021

General

1.   We note your revisions in response to prior comment 1; however, it remains unclear how you determined that this is not a delayed offering. We note your revised disclosure that you reserve the right to reject any investor's subscription if it is determined that an investor is not a "qualified purchaser" for purposes of Regulation A. Please address clearly whether you may reject a subscription for any other reason. On page 8 you continue to reserve the right to reject any subscription, for any reason at any time prior to a closing. Also, clarify how much time you will have to determine following receipt of a subscription to accept or reject such subscription, and determine whether an investor is a qualified purchaser under Regulation A for each initial closing of a series and any

subsequent closing. Additionally, it appears that you may terminate an offering for a series at any time prior to the initial closing. It continues to appear that you have an undetermined time to process subscription requests and can reject a subscription for any reason at any time.   Please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Description of Gravity Series , page 75

2.   We note your response to our prior comment 4 in our letter dated October 14, 2021 and your indication that you do not yet deem the acquisition of the Gravity Project LLC as a "probable" event as defined in the ASC Master Glossary, and therefore the inclusion of audited Gravity Project LLC financial statements are not required per Rule 3-14(a)(1)(ii) of Regulation S-X. However, it appears that the acquisition should be considered probable in light of the guidance in FRC 506.02(c)(ii) and the fact that the primary purpose of your offering is to use the funds procured from the sale of the Gravity Series shares to acquire a 95% joint venture interest in Gravity Project LLC. FRC 506.02(c)(ii) states that an acquisition is considered "probable" whenever the company's financial statements alone would not provide investors with adequate financial information with which to make an investment decision. Please advise.

3.   Furthermore, we note your response indicates that Gravity commenced operations during 2019 and endured a global pandemic during lease up and therefore audited financial statements would not be reflective of the value of the investment. Please provide a more detailed analysis to us that elaborates on the impact the global pandemic had on the historical operations of this property. Also, please tell us the occupancy rates for the Gravity property for the last quarter of 2019 and each quarter in 2020 so that we may better understand the ramp up period.

4.   Finally, we note your response indicates City Park Quad (Columbus) series property was not operational as of the date of the filing. Please clarify if this property has a leasing history.

Plan of Distribution, page 145

5.   We substantially reissue prior comment 3. We continue to note that the company may undertake one or more closings. We also note that an investor's subscription is irrevocable. Please explain to us in more detail how the subsequent closings will work in conjunction with this offering. For example, please provide additional detail about the timing and mechanics of the subsequent closings, such as how often they will occur, how long a subsequent closing will take and when subscriptions will be accepted or rejected. Provide us with your detailed legal analysis demonstrating how the potential suspension and delay of the offering in the manner identified above would be consistent with a continuous offering for purposes of compliance with Rule 251(d)(3)(i)(F) of Regulation A.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Real Estate & Construction

cc: Kendall Almerico, Esq.